Pacific Sports Exchange Inc.

25188 Marion Ave, Unit B108

Punta Gorda, Florida 33950

August 9, 2019

Attn: Lilyanna Peyser, Special Counsel

Division of Corporation Finance Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Pacific Sports Exchange Inc. Amendment to Registration Statement on Form S-1 Filed July 2, 2019 File No. 333-230690

Ladies and Gentlemen:

Pacific Sports Exchange Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 11, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

Amendment No. 1 to Form S-1 Filed on July 2, 2019

Certain Relationships and Related Party Transactions, page 28

1.	We note your response to comment 12 and reissue the comment. Please provide the disclosure required by Item 404(a) of Regulation S-K for the stock purchase transaction with Brittany Conte or explain why it is not required. Refer to Item 404(d) of Regulation S-K.

Response:

Although we do not believe the dollar value of the transaction by and between Brittany Conte (the daughter of the Company’s President) and the Company rises to the level requiring disclosure pursuant to Item 404(a) of Reg. S-K we have nevertheless added disclosures to address this comment.

Lilyanna Peyser

Securities and Exchange Commission

August 9, 2019

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Financial Statements

Notes to Financial Statements

General, page F-14

2.	We reviewed your response to comment 14. Since you sell new and used golf and tennis equipment utilizing E-Bay and Alibaba as your primary market channels, we believe you should provide the following disclosures to meet the disclosure objectives of ASC 606

•	Describe the nature of the business relationships with E-Bay and Alibaba and whether you recognize revenue on a gross or net basis;
•	Explain how the timing of satisfaction of your performance obligations relates to the typical timing of payment;
•	Disaggregate and disclose revenue recognized from contracts with customers into categories, such as new and used golf equipment and new and used tennis equipment; and
•	The return policies of E-Bay and Alibaba and how you measure and report obligations for returns.

Response:

We have updated the S-1, namely pages 25 and F-7, to update our revenue recognition policy, based on the following:

•

The Company utilizes E-Bay as a marketplace to sell inventory items and revenue is recognized on a gross basis. The Company currently does not currently sell equipment on Alibaba but intends to use that marketplace in the future. We have edited the Prospectus to further make clear that we do not currently utilized Alibaba but intend to do so in the future. In the event the Company begins selling inventory via Alibaba we will also recognize revenues earned on that marketplace on a gross basis.

•	Typical sales transactions are usually completed within one day and conducted through the PayPal payment platform; which is also used for refunds, settlements and fees.
•

The Company discloses the condition of equipment (NEW or USED) through the respective E-Bay listings and there are no differences in contract obligations. The Company sells sport equipment on third party marketplaces. We have udpated the disclosure to reference sports equipment. We do not manufacture any equipment.

•

The Company does not accept returns and this statement is clearly indicated on each listing. However, if a customer receives an item that is not as described in the E-Bay listing, we must follow the E-Bay money back guarantee policy which obligates us to issue a full refund within 3 business days. We do not provide an estimate for returns as we do not anticipate any returns in the normal course of business.

Lilyanna Peyser

Securities and Exchange Commission

August 9, 2019

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If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

PACIFIC SPORTS EXCHANGE INC.

/s/ Timothy Conte
Timothy Conte
President